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June 13, 2024

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re: Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Mr. Orlic:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”) on Post-Effective Amendment (“PEA”) No. 164 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 166 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on April 5, 2024. PEA No. 164 relates to certain changes to the Schwab Fundamental U.S. Broad Market Index ETF, Schwab Fundamental U.S. Large Company Index ETF, Schwab Fundamental U.S. Small Company Index ETF, Schwab Fundamental International Large Company Index ETF, Schwab Fundamental International Small Company Index ETF and Schwab Fundamental Emerging Markets Large Company Index ETF (each a “Fund”), including changes to each Fund’s name, changes to each Fund’s comparative index and related changes to each Fund’s investment objective and principal investment strategies. The SEC staff’s (the “Staff”) comments were provided by you to Stephen T. Cohen of Dechert LLP on May 21, 2024.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 164, unless otherwise noted. A summary of the Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: For Schwab Fundamental U.S. Broad Market ETF, Schwab Fundamental U.S. Large Company ETF and Schwab Fundamental U.S. Small Company ETF, please add additional disclosure regarding the method by which the index provider determines that companies are economically tied to the U.S.

Response: The Registrant has incorporated the requested comment.

June 13, 2024 Page 2

2.	Comment: For Schwab Fundamental International Equity ETF and Schwab Fundamental International Small Equity ETF, please disclose how the index provider determines that companies are economically tied to ex-U.S.

Response: The Registrant has incorporated the requested comment.

3.	Comment: For the Schwab Fundamental Emerging Markets Equity ETF, please add additional disclose regarding the method by which the index provider determines whether company is in an emerging market. For example, the company’s inclusion in an independent third-party list of emerging countries, such as those maintained by the World Bank or IMF, or lists used by established index providers such as FTSE, MSCI or S&P.

Response: The Registrant has incorporated the requested comment.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen